SEC
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MAR 02 2021
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEER ISLE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WEST 46th STREET, SUITE 402
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS A ALMERINI 908-231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY
(Name – *if individual, state last, first, middle name*)

505 NORTH MUR-LEN ROAD	OLATHE	KANSAS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LOUIS A ALMERINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEER ISLE CAPITAL, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL AND OPERATIONS PRINCIPAL

Title

Sworn to and subscribed before me this 23rd day of February, 2021

Notary Public

LAURA T. HERR
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50093637
My Commission Expires 11/8/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEER ISLE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

DEER ISLE CAPITAL, LLC

TABLE OF CONTENTS

December 31, 2020

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Deer Isle Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Deer Isle Capital, LLC as of December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Deer Isle Capital, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Deer Isle Capital, LLC's management. Our responsibility is to express an opinion on Deer Isle Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Deer Isle Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

David Lundgren & Co

We have served as Deer Isle Capital LLC's auditor since 2019.

Olathe, Kansas
February 23, 2021

DEER ISLE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash	$	85,549
Accounts receivable		50,617
Due from parent		123,813
Prepaid expenses		4,687
	$	264,666
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses		13,797
Total liabilities		13,797
Member's equity		250,869
	$	264,666

The accompanying notes are an integral part of this financial statement.

DEER ISLE CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Nature of business

Deer Isle Capital, LLC (the "Company") is a Delaware limited liability company and is wholly-owned by Deer Isle Group, LLC, (the "Parent"). The Company is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. (FINRA) upon receiving its approval in July 2008.

The Company's operations consist primarily of marketing U.S. and non-U.S. registered funds to institutional clients in the United States and Canada.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

This financial statement was approved by management and available for issuance on February 23, 2021. Subsequent events have been evaluated through this date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company receives fees and commissions for acting as a placement agent. Non-refundable retainer fees for performance of these services are recognized as they become due on a monthly basis. Commissions and fees for successful placements are recognized when the transaction closes or other terms of the agreement are satisfied. The Company records reimbursements received under various placement agreements with third parties to cover certain expenditures related to these agreements as reductions in the expenses.

Income Taxes

The Company is a limited liability company and has elected to be treated as a disregarded entity for income tax purposes. The Company's operating results are included with those of its Parent, and therefore, the Company itself is not subject to U.S. Federal income taxes. The Company's Parent is subject to New York City Unincorporated Business Tax ("UBT"). The Company accounts for the UBT as though the Company filed its own return.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's Parent files its income tax returns in the US federal as well as state and local jurisdictions and remains subject to U.S. Federal and state income tax audits for all periods subsequent to 2016.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was $71,752, which was $66,752 in excess of its minimum requirement of $5,000. The Company's aggregate indebtedness as a percentage of net capital was 19.23% at December 31, 2020.

4. Exemption from Rule 15c3-3

The Company does not claim an exemption from the SEC Rule 15c3-3 in reliance on Footnote 74 of the SEC Release 34-70073, adopting amendments to SEC Rule17a-5 because the Company limits its business activities exclusively to private placement of securities and providing related advice, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020..

5. Concentrations and credit risk

As of December 31, 2020, 85.8% or $43,417 of accounts receivable was from one customer and was collected during January 2021.

The Company maintains its cash balances in various financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

6. Related party transactions

The Company has an Administrative Service Agreement (the "Agreement") with its Parent. The Agreement requires the Parent to provide certain services required by the Company to operate its business, including but not limited to employee compensation and benefits, office facilities and services, office equipment and technology. The Agreement also allows the Parent to waive reimbursement of these expenses and therefore recognize them as an additional capital contribution by the Parent to the Company. During the year ended December 31, 2020, the Parent did not waive its right to receive payment under this Agreement and the Company fully funded its allocable share of expenses, including expenses to be reimbursed, incurred by the Parent on the Company's behalf.

During the year ended December 31, 2020, the Company made a capital distribution of $100,000 to its Parent.